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                                                                       Exhibit 6

     [Morrow & Co., Inc. Letterhead]



December 22, 1995



The Stockholders' Committee for
New Management of Tesoro Petroleum Corporation



This letter will serve as the agreement under which you will retain us to solicit consents from shareholders of Tesoro Petroleum Corporation.

The services we will perform on your behalf will include the consultation and preparation in connection with your solicitation, as well as the actual solicitation of consents from brokers, banks, nominees, non-objecting beneficial owners (NOBOs) and individual holders of record.

For the above services our fee will be $150,000.00. One third the fee ($50,000.00), plus an advance against disbursements of $10,000.00 is due upon the signing of this agreement. The balance of our fee will be payable upon the conclusion of the solicitation. Included in our disbursements will be our charges for the telephone solicitation of holders of record and non-objecting beneficial owners (NOBOs). Our charge for this service will be $5.00 per shareholder, such charge will include labor, directory assistance and all related telephone expenses.

This agreement covers the period through March 15, 1996. Thereafter, this agreement may be extended for a mutually agreed upon fee.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of our performance of this agreement except where we, or our employees fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim, which results from gross negligence, bad faith or willful misconduct on our part or of any of our employees. At your election you may assume the defense of any such action. We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

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Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

                                         Very truly yours



The Stockholders' Committee for          MORROW & CO., INC.
New Management of
Tesoro Petroleum Corporation:

By: /s/ Kevin S. Flannery                By: /s/ Thomas W. Ball
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Title:                                   Title: Exec V.P.
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Date: 12-22-95